    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 3, 2000



                                                      REGISTRATION NO. 333-47036

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                        SILICON STORAGE TECHNOLOGY, INC.
             (Exact name of Registrant as specified in its charter)

                  CALIFORNIA                                      77-0225590
       (State or Other Jurisdiction of                         (I.R.S. Employer
        Incorporation or Organization)                      Identification Number)

                               1171 SONORA COURT
                          SUNNYVALE, CALIFORNIA 94086
                                 (408) 735-9110
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                    BING YEH
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        SILICON STORAGE TECHNOLOGY, INC.
                               1171 SONORA COURT
                          SUNNYVALE, CALIFORNIA 94086
                                 (408) 735-9110
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

          MARK P. TANOURY, ESQ.                       WILLIAM M. KELLY, ESQ.
         MATTHEW W. SONSINI, ESQ.                     DAVIS POLK & WARDWELL
            COOLEY GODWARD LLP                         1600 EL CAMINO REAL
          FIVE PALO ALTO SQUARE                    MENLO PARK, CALIFORNIA 94025
           3000 EL CAMINO REAL                            (650) 752-2000
       PALO ALTO, CALIFORNIA 94306
              (650) 843-5000

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

                           --------------------------

    If the only securities being registered on this form are being offered pursuant to a dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is to be a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED OCTOBER 3, 2000


                                5,000,000 Shares

                                   [SST LOGO]

                                  Common Stock

                                  -----------


    We are selling 5,000,000 shares of common stock. Our common stock is listed on The Nasdaq Stock Market's National Market under the symbol "SSTI." On October 2, 2000, the last reported sale price for our common stock was $25.1875 per share.



    The underwriters have an option to purchase a maximum of 750,000 additional shares to cover over-allotments of shares.


    Concurrently with this offering and pursuant to a separate prospectus, we
are selling $150,000,000 aggregate principal amount of   % Convertible
Subordinated Notes due 2005, $172,500,000 aggregate principal amount if the underwriters' over-allotment option is exercised in full. This offering of common stock is not conditioned on completion of the notes offering.

    INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 7.

                                                                               UNDERWRITING
                                                            PRICE TO           DISCOUNTS AND          PROCEEDS
                                                             PUBLIC             COMMISSIONS            TO SST
                                                       -------------------  -------------------  -------------------
Per Share............................................           $                    $                    $
Total................................................           $                    $                    $

    Delivery of the shares of common stock will be made on or about
            , 2000.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON


                     LEHMAN BROTHERS


                                    CHASE H&Q


                                              C.E. UNTERBERG, TOWBIN


              The date of this prospectus is              , 2000.

                                 --------------

                               TABLE OF CONTENTS


                                          PAGE
                                        --------
PROSPECTUS SUMMARY....................      3
RISK FACTORS..........................      7
USE OF PROCEEDS.......................     17
CAPITALIZATION........................     18
DILUTION..............................     19
SELECTED CONSOLIDATED FINANCIAL
  DATA................................     20
UNDERWRITING..........................     22
NOTICE TO CANADIAN RESIDENTS..........     24



                                          PAGE
                                        --------
LEGAL MATTERS.........................     25
EXPERTS...............................     25
WHERE YOU CAN FIND MORE INFORMATION...     25
INFORMATION INCORPORATED BY
  REFERENCE...........................     26
DISCLOSURE REGARDING FORWARD-LOOKING
  STATEMENTS..........................     27


                                 --------------

    YOU SHOULD RELY ONLY ON INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION IN THIS PROSPECTUS CONCERNING US AND THE COMMON STOCK BEING SOLD IN THIS OFFERING AND THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS. UNLESS THE CONTEXT REQUIRES OTHERWISE, REFERENCES IN THIS PROSPECTUS TO "WE," "US," "OUR" AND "SST" REFER TO SILICON STORAGE TECHNOLOGY, INC. AND OUR WHOLLY OWNED SUBSIDIARIES.

                        SILICON STORAGE TECHNOLOGY, INC.

    We are a leading supplier of flash memory semiconductor devices for the digital consumer, networking, wireless communication and Internet computing markets. Flash memory is nonvolatile memory that does not lose data when the power source is removed and is capable of electrically erasing selected blocks of data. We believe our proprietary flash memory technology, SuperFlash, offers superior performance to other flash memory solutions. We have three standard flash memory product families: the small-sector flash family, the multi-purpose flash family and the many-time programmable flash family. These families allow us to produce products optimized for cost and functionality to support a broad range of applications that use nonvolatile memory products. We believe the benefits of SuperFlash include high reliability, fast write performance, ability to be scaled to a smaller size and a low-cost manufacturing process.

    We offer over 50 products based on our SuperFlash design and manufacturing process technology. These products include flash memory products, application specific memory products, flash embedded controllers and mass storage products. Our memory devices have densities ranging from 256 Kbit to 16 Mbit and are generally used for the storage of program code. Our flash embedded microcontrollers support concurrent flash read-while-write operations using In-Application Programming. We also offer mass storage products that are used for storing images, music and other data in devices such as digital cameras and MP3 players.

    Our customers include Acer, Apple, Arima, Asustek, Compal, Cisco, Compaq, Diamond Multimedia, FIC, Gigabyte, Hyundai, Infineon, Intel, IBM, Inventec, LG, Liteon, Lucent, Motorola, Nortel, Panasonic, Quanta, Samsung, Sanyo, Sony and 3Com. We also license our SuperFlash technology to leading semiconductor companies including Analog Devices, ATMI, IBM, ISD, Motorola, National Semiconductor, Samsung, Sanyo, Seiko-Epson and TSMC to embed in semiconductor devices that integrate flash memory with other functions on a single chip. Our products are manufactured at leading wafer foundries and semiconductor manufacturers including Samsung Electronics, Sanyo, Seiko-Epson, TSMC and UMC. We also work with IBM, Samsung Electronics, Sanyo, Seiko-Epson and TSMC to develop new technology for manufacturing our products.

    Our objective is to be the leading worldwide supplier of flash memory devices and intellectual property for program code storage applications. In addition, we intend to leverage our SuperFlash technology to penetrate the high density mass storage markets. We intend to achieve our objectives by:

    - maintaining a leading position in the program code storage market;

    - continuing to enhance our leading flash memory technology;

    - introducing new products based on our SuperFlash technology;

    - maintaining a leading position in licensing embedded flash technology; and

    - penetrating the high density mass storage market.

    We were incorporated in 1989 in California. Our principal executive offices are located at 1171 Sonora Court, Santa Clara, CA 94086, and our telephone number is (408) 735-9110.

    "SuperFlash" and the SST logo are our registered trademarks and In-Application Programming, SSF, MPF and MTP are our trademarks. This prospectus also includes trademarks owned by other parties.

                                  THE OFFERING

Common stock offered.......................................  5,000,000 shares
Common stock outstanding after this offering...............  94,398,187 shares
Use of proceeds............................................  Working capital, general corporate purposes, possible acquisitions of
                                                             businesses or technologies and possible
                                                             production capacity commitments. See "Use
                                                             of Proceeds."
Nasdaq National Market symbol..............................  SSTI
Convertible note offering..................................  Under a separate prospectus we are offering concurrently with this offering,
                                                             $150,000,000 aggregate principal amount of
                                                             our convertible subordinated notes due
                                                             2005, $172,500,000 aggregate principal
                                                             amount if the underwriters' over-allotment
                                                             option is exercised in full. Completion of
                                                             the convertible subordinated note offering
                                                             is not a condition to this offering.

    The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of August 31, 2000, and excludes:

    - 10,828,000 shares subject to options outstanding as of August 31, 2000, at a weighted average exercise price of $5.972 per share;

    - 3,812,000 additional shares that we could issue under our stock option plans;

    - 1,696,000 shares that we could issue under our employee stock purchase plan; and

    - shares of common stock issuable upon the conversion of the convertible subordinated notes offered for sale concurrently with this offering.

    Except as otherwise indicated, all information in this prospectus assumes:

    - no exercise of the underwriters' over-allotment option; and

    - no conversion of the convertible subordinated notes offered for sale concurrently with this offering.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                            SIX MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,                       JUNE 30,
                                    ----------------------------------------------------   -------------------
                                      1995       1996       1997       1998       1999       1999       2000
                                    --------   --------   --------   --------   --------   --------   --------
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Net revenues:
  Product revenues................  $38,283    $90,638    $73,796    $ 66,875   $118,242   $ 38,226   $163,889
  License revenues................    1,245      2,652      1,526       2,536      6,552      3,093      1,611
                                    -------    -------    -------    --------   --------   --------   --------
    Total net revenues............   39,528     93,290     75,322      69,411    124,794     41,319    165,500
Cost of revenues..................   26,360     59,494     62,747      62,703     94,652     35,004     93,559
                                    -------    -------    -------    --------   --------   --------   --------
Gross profit......................   13,168     33,796     12,575       6,708     30,142      6,315     71,941
                                    -------    -------    -------    --------   --------   --------   --------
Operating expenses:
  Research and development........    4,058      6,948      8,744      14,527     18,199      9,213     17,257
  Sales and marketing.............    2,455      5,292      6,587       7,290     10,576      4,465     10,503
  General and administrative......    1,464      3,370      9,479       4,592      3,800      1,245      6,319
  In-process research and
    development...................       --         --         --          --      2,011      2,011         --
                                    -------    -------    -------    --------   --------   --------   --------
    Total operating expenses......    7,977     15,610     24,810      26,409     34,586     16,934     34,079
                                    -------    -------    -------    --------   --------   --------   --------
Income (loss) from operations.....    5,191     18,186    (12,235)    (19,701)    (4,444)   (10,619)    37,862
Interest and other income, net....      517      1,763      2,146       1,573        730        513      3,100
Interest expense..................     (273)        --         --         (31)      (214)       (36)      (545)
                                    -------    -------    -------    --------   --------   --------   --------
Income (loss) before provision for
  (benefit from) income taxes.....    5,435     19,949    (10,089)    (18,159)    (3,928)   (10,142)    40,417
Provision for (benefit from)
  income taxes....................     (594)     7,598     (3,165)       (571)        88         65      8,237
                                    -------    -------    -------    --------   --------   --------   --------
Net income (loss).................  $ 6,029    $12,351    $(6,924)   $(17,588)  $ (4,016)  $(10,207)  $ 32,180
                                    =======    =======    =======    ========   ========   ========   ========
Net income (loss) per
  share--basic....................  $  0.23    $  0.18    $ (0.10)   $  (0.26)  $  (0.06)  $  (0.15)  $   0.39
                                    =======    =======    =======    ========   ========   ========   ========
Net income (loss) per
  share--diluted..................  $  0.11    $  0.16    $ (0.10)   $  (0.26)  $  (0.06)  $  (0.15)  $   0.36
                                    =======    =======    =======    ========   ========   ========   ========


                                                                         JUNE 30, 2000
                                                              -----------------------------------
                                                                                       AS FURTHER
                                                               ACTUAL    AS ADJUSTED    ADJUSTED
                                                              --------   -----------   ----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $170,632     $288,958     $434,358
Working capital.............................................   278,740      397,066      542,466
Total assets................................................   399,569      517,895      663,295
Long-term obligations.......................................       364          364      145,314
Total shareholders' equity..................................  $337,649     $455,975     $456,425



    The as adjusted balance sheet data gives effect to the net proceeds from the sale of 5,000,000 shares of common stock in this offering at an assumed public offering price of $25.1875 per share after deducting estimated underwriting discounts and commissions and estimated offering expenses. See "Use of Proceeds."



    The as further adjusted balance sheet data gives effect to the net proceeds from the sale of 5,000,000 shares of common stock offered in this offering at an assumed public offering price of $25.1875 per share and the net proceeds from the concurrent convertible subordinated note offering of $150 million aggregate principal amount, due 2005, in each case, after deducting estimated underwriting discounts and commissions and estimated offering expenses. Completion of the convertible subordinated note offering is not a condition to this offering. See "Capitalization."


    The above data has been retroactively adjusted, as appropriate, to reflect a 3-for-1 stock split which was effected in August 2000.

                     QUARTERLY CONSOLIDATED FINANCIAL DATA

    The following table presents our unaudited consolidated statements of operations data for each of the eight quarters in the period ended June 30, 2000. In our opinion:

    - this information has been presented on the same basis as the audited consolidated financial statements incorporated by reference in this prospectus, except that the net income (loss) per share data has been retroactively adjusted, as appropriate, to reflect a 3-for-1 stock split which was effected in August 2000; and

    - all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements and related notes.

    The operating results for any quarter should not be relied upon as necessarily indicative of results for any future period. We expect our quarterly operating results to fluctuate in future periods due to a variety of reasons, including those discussed in "Risk Factors."

                                                                        QUARTER ENDED
                                   ---------------------------------------------------------------------------------------
                                   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                                     1998        1998       1999       1999       1999        1999       2000       2000
                                   ---------   --------   --------   --------   ---------   --------   --------   --------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues:
  Product revenues...............   $17,333    $17,366    $17,793    $20,433     $32,508    $47,508    $61,813    $102,076
  License revenues...............       806        717        535      2,558       2,639        820        501       1,110
                                    -------    -------    -------    -------     -------    -------    -------    --------
    Total net revenues...........    18,139     18,083     18,328     22,991      35,147     48,328     62,314     103,186
Gross profit (loss)..............     1,902       (587)     1,349      4,966       9,206     14,621     25,839      46,102
Income (loss) from operations....    (5,373)    (6,949)    (6,788)    (3,831)        773      5,402     10,497      27,365
Net income (loss)................    (7,273)    (6,748)    (6,577)    (3,630)        448      5,743      9,644      22,536
Net income (loss) per
  share--basic...................   $ (0.11)   $ (0.10)   $ (0.09)   $ (0.05)    $  0.01    $  0.08    $  0.13    $   0.25
Net income (loss) per
  share--diluted.................   $ (0.11)   $ (0.10)   $ (0.09)   $ (0.05)    $  0.01    $  0.07    $  0.11    $   0.24

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. THE RISKS DESCRIBED BELOW ARE NOT THE ONLY RISKS FACING OUR COMPANY. ADDITIONAL RISKS NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY BELIEVE ARE NOT SERIOUS MAY ALSO IMPAIR OUR BUSINESS AND OUR FINANCIAL CONDITION. OUR BUSINESS COULD BE HARMED BY ANY OF THESE RISKS. THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AT ANY TIME DUE TO ANY OF THESE RISKS AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT. IN ASSESSING THESE RISKS, YOU SHOULD ALSO REFER TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, INCLUDING OUR FINANCIAL STATEMENTS AND RELATED NOTES.

                         RISKS RELATED TO OUR BUSINESS

OUR OPERATING RESULTS FLUCTUATE SIGNIFICANTLY, AND AN UNANTICIPATED DECLINE IN REVENUE MAY DISAPPOINT SECURITIES ANALYSTS OR INVESTORS AND RESULT IN A DECLINE IN OUR STOCK PRICE.

    Our recent growth rate may not be sustainable, and you should not use our past financial performance to predict future operating results. We incurred net losses in fiscal 1997, 1998 and 1999. Our recent quarterly and annual operating results have fluctuated, and will continue to fluctuate, due to the following factors, all of which are difficult to forecast and many of which are out of our control:

    - the availability, timely delivery and cost of wafers from our suppliers;

    - competitive pricing pressures and related changes in selling prices;

    - fluctuations in manufacturing yields and significant yield losses;

    - new product announcements and introductions of competing products by us or our competitors;

    - product obsolescence;

    - lower of cost or market inventory adjustments;

    - changes in demand for, or in the mix of, our products;

    - the gain or loss of significant customers;

    - market acceptance of products utilizing our SuperFlash technology;

    - changes in the channels through which our products are distributed and the timeliness of receipt of distributor resale information;

    - exchange rate fluctuations;

    - general economic, political and environmental-related conditions, such as natural disasters;

    - difficulties in forecasting, planning and managing inventory levels;

    - unanticipated research and development expenses associated with new product introductions; and

    - the timing of significant orders and of license and royalty revenue.

    A downturn in the market for consumer products such as personal computers and cellular telephones that incorporate our products can also harm our operating results.

WE DEPEND ON A LIMITED NUMBER OF FOREIGN FOUNDRIES TO MANUFACTURE OUR PRODUCTS, AND THESE FOUNDRIES MAY NOT BE ABLE TO SATISFY OUR MANUFACTURING REQUIREMENTS, WHICH COULD CAUSE OUR REVENUES TO DECLINE.

    We outsource all of our manufacturing with the exception of limited testing activities. We currently buy all of our wafers and sorted die from a limited number of suppliers. Substantially all of our products are manufactured by three foundries, Taiwan Semiconductor Manufacturing Co., Ltd. in Taiwan, Sanyo Electric Co., Ltd. in Japan and Samsung Electronics Ltd. in Korea. We anticipate that these foundries, together with National Semiconductor Corporation in the United States, will manufacture the majority of our products in 2001. If these suppliers fail to satisfy our requirements on a timely basis and at competitive prices we could suffer manufacturing delays, a possible loss of revenues or higher than anticipated costs of revenues, any of which could harm our operating results.

    Given the current constraints on worldwide semiconductor manufacturing capacity, our revenues for the next several quarters will largely be determined by our ability to obtain adequate wafer supplies from our foundries. We are currently unable to meet all of the demand for our products, and have in the past failed to meet scheduled shipment dates, due to our inability to obtain a sufficient supply of wafers and sorted die from our foundries. The foundries with which we currently have arrangements, together with any additional foundry at which capacity might be obtained, may not be willing or able to satisfy all of our manufacturing requirements on a timely basis at favorable prices. In addition, we have encountered delays in qualifying new products and in ramping new product production and could experience these delays in the future. We are also subject to the risks of service disruptions, raw material shortages and price increases by the foundries. Such disruptions, shortages and price increases could harm our operating results.

IF WE ARE UNABLE TO INCREASE OUR MANUFACTURING CAPACITY, OUR REVENUES MAY
DECLINE.

    In order to grow, we need to increase our present manufacturing capacity. Events that we have not foreseen could arise which would further limit our capacity. We are continually engaged in attempting to secure additional manufacturing capacity to support our long-term growth. While we have made arrangements with manufacturers to provide us with more than twice the capacity in 2001 as compared to 2000, we still anticipate being unable to satisfy all of our indicated customer demand, at least in the first half of 2001. In the longer term we may determine that it is necessary to invest substantial capital in order to secure appropriate production capacity commitments. If we cannot secure additional manufacturing capacity on acceptable terms, our ability to grow will be impaired and our operating results will be harmed.

OUR COST OF REVENUES MAY INCREASE IF WE ARE REQUIRED TO PURCHASE MANUFACTURING CAPACITY IN THE FUTURE.

    To obtain additional manufacturing capacity, we may be required to make deposits, equipment purchases, loans, joint ventures, equity investments or technology licenses in or with wafer fabrication companies. These transactions could involve a commitment of substantial amounts of our capital and technology licenses in return for production capacity. We may be required to seek additional debt or equity financing if we need substantial capital in order to secure this capacity and we cannot assure you that we will be able to obtain such financing.

IF OUR FOUNDRIES FAIL TO ACHIEVE ACCEPTABLE WAFER MANUFACTURING YIELDS, WE WILL EXPERIENCE HIGHER COSTS OF REVENUES AND REDUCED PRODUCT AVAILABILITY.

    The fabrication of our products requires wafers to be produced in a highly controlled and ultra-clean environment. Semiconductor companies that supply our wafers sometimes have experienced problems achieving acceptable wafer manufacturing yields. Semiconductor manufacturing yields are a function of both our design technology and the foundry's manufacturing process technology. Low yields may result from marginal design or manufacturing process drift. Yield problems may not be identified until the wafers are well into the production process, which often makes them difficult, time consuming and costly to correct. Furthermore, we rely on independent foreign foundries for our wafers which increases the effort and time required to identify, communicate and resolve manufacturing yield problems. If our foundries fail to achieve acceptable manufacturing yields, we will experience higher costs of revenues and reduced product availability, which would harm our operating results.

IF OUR FOUNDRIES DISCONTINUE THE MANUFACTURING PROCESSES NEEDED TO MEET OUR DEMANDS, OR FAIL TO UPGRADE THE TECHNOLOGIES NEEDED TO MANUFACTURE OUR PRODUCTS, WE MAY FACE PRODUCTION DELAYS AND LOWER REVENUES.

    Our wafer and product requirements typically represent a small portion of the total production of the foundries that manufacture our products. As a result, we are subject to the risk that a foundry will cease production on an older or lower-volume manufacturing process that it uses to produce our parts. Additionally, we cannot be certain our foundries will continue to devote resources to advance the process technologies on which the manufacturing of our products is based. Each of these events could increase our costs and harm our ability to deliver our products on time.

OUR DEPENDENCE ON THIRD-PARTY SUBCONTRACTORS TO ASSEMBLE AND TEST OUR PRODUCTS SUBJECTS US TO A NUMBER OF RISKS, INCLUDING AN INADEQUATE SUPPLY OF PRODUCTS AND HIGHER COSTS OF MATERIALS.

    We depend on independent subcontractors to assemble and test our products. Our reliance on these subcontractors involves the following significant risks:

    - reduced control over delivery schedules and quality;

    - the potential lack of adequate capacity during periods of strong demand;

    - difficulties selecting and integrating new subcontractors;

    - limited warranties on products supplied to us;

    - potential increases in prices due to capacity shortages and other factors; and

    - potential misappropriation of our intellectual property.

    These risks may lead to increased costs, delayed product delivery or loss of competitive advantage which would harm our profitability and customer relationships.

OUR OPERATING EXPENSES ARE RELATIVELY FIXED, AND WE ORDER MATERIALS IN ADVANCE OF ANTICIPATED CUSTOMER DEMAND. THEREFORE, WE HAVE LIMITED ABILITY TO REDUCE EXPENSES QUICKLY IN RESPONSE TO ANY REVENUE SHORTFALLS.

    Our operating expenses are relatively fixed, and we therefore have limited ability to reduce expenses quickly in response to any revenue shortfalls. Consequently, our operating results will be harmed if our revenues do not meet our revenue projections. We may experience revenue shortfalls for the following reasons:

    - significant pricing pressures that occur because of declines in selling prices over the life of a product;

    - sudden shortages of raw materials or fabrication, test or assembly capacity constraints that lead our suppliers to allocate available supplies or capacity to other customers which, in turn, harm our ability to meet our sales obligations; and

    - the reduction, rescheduling or cancellation of customer orders.

    In addition, we typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. From time to time, in response to anticipated long lead times to obtain inventory and materials from our outside suppliers and foundries, we may order materials in advance of anticipated customer demand. This advance ordering may result in excess inventory levels or unanticipated inventory write-downs if expected orders fail to materialize.

BECAUSE OUR FLASH MEMORY PRODUCTS TYPICALLY HAVE LENGTHY SALES CYCLES, WE MAY EXPERIENCE SUBSTANTIAL DELAYS BETWEEN INCURRING EXPENSES RELATED TO RESEARCH AND DEVELOPMENT AND THE GENERATION OF REVENUES.

    Due to the flash memory product cycle we usually require more than nine months to realize volume shipments after we first contact a customer. We first work with customers to achieve a design win, which may take three months or longer. Our customers then complete the design, testing and evaluation process and begin to ramp up production, a period which typically lasts an additional six months or longer. As a result, a significant period of time may elapse between our research and development efforts and our realization of revenue, if any, from volume purchasing of our products by our customers.

WE FACE INTENSE COMPETITION FROM COMPANIES WITH SIGNIFICANTLY GREATER FINANCIAL, TECHNICAL AND MARKETING RESOURCES THAT COULD HARM SALES OF OUR PRODUCTS.

    We compete with major domestic and international semiconductor companies, many of which have substantially greater financial, technical, marketing, distribution, and other resources than we do. Many of our competitors have their own facilities for the production of semiconductor memory components and have recently added significant capacity for such production. Our memory products, which presently account for substantially all of our revenues, compete principally against products offered by Intel, Advanced Micro Devices, Atmel, STMicroelectronics, Sanyo, Winbond Electronics and Macronix. If we are successful in developing our high density products, these products will compete principally with products offered by Intel, Advanced Micro Devices, Fujitsu, Sharp, Samsung Semiconductor, SanDisk and Toshiba, as well as any new entrants to the market.

    In addition, we may in the future experience direct competition from our foundry partners. We have licensed to our foundry partners the right to fabricate products based on our technology and circuit design, and to sell such products worldwide, subject to our receipt of royalty payments.

    Competition may also come from alternative technologies such as ferroelectric random access memory, or FRAM, or other developing technologies.

OUR MARKETS ARE SUBJECT TO RAPID TECHNOLOGICAL CHANGE, AND THEREFORE, OUR SUCCESS DEPENDS ON OUR ABILITY TO DEVELOP AND INTRODUCE NEW PRODUCTS.

    The markets for our products are characterized by:

    - rapidly changing technologies;

    - evolving and competing industry standards;

    - changing customer needs;

    - frequent new product introductions and enhancements;

    - increased integration with other functions; and

    - rapid product obsolescence.

    To develop new products for our target markets, we must develop, gain access to and use leading technologies in a cost-effective and timely manner and continue to expand our technical and design expertise. In addition, we must have our products designed into our customers' future products and maintain close working relationships with key customers in order to develop new products that meet their changing needs.

    In addition, products for communications applications are based on continually evolving industry standards. Our ability to compete will depend on our ability to identify and ensure compliance with these industry standards. As a result, we could be required to invest significant time and effort and incur significant expense to redesign our products and ensure compliance with relevant standards. We believe that products for these applications will encounter intense competition and be highly price sensitive. While we are currently developing and introducing new products for these applications, we cannot assure you that these products will reach the market on time, will satisfactorily address customer needs, will be sold in high volume, or will be sold at profitable margins.

    We cannot assure you that we will be able to identify new product opportunities successfully, develop and bring to market new products, achieve design wins or respond effectively to new technological changes or product announcements by our competitors. In addition, we may not be successful in developing or using new technologies or in developing new products or product enhancements that achieve market acceptance. Our pursuit of necessary technological advances may require substantial time and expense. Failure in any of these areas could harm our operating results.

OUR FUTURE SUCCESS DEPENDS IN PART ON THE CONTINUED SERVICE OF OUR KEY DESIGN ENGINEERING, SALES, MARKETING AND EXECUTIVE PERSONNEL AND OUR ABILITY TO IDENTIFY, RECRUIT AND RETAIN ADDITIONAL PERSONNEL.

    We are highly dependent on Bing Yeh, our President and Chief Executive Officer, as well as the other principal members of our management and engineering staff. There is intense competition for qualified personnel in the semiconductor industry, in particular the highly skilled design, applications and test engineers involved in the development of flash memory technology. Competition is especially intense in Silicon Valley, where our corporate headquarters is located. We may not be able to continue to attract and retain engineers or other qualified personnel necessary for the development of our business or to replace engineers or other qualified personnel who may leave our employ in the future. Our anticipated growth is expected to place increased demands on our resources and will likely require the addition of new management and engineering personnel and the development of additional expertise by existing management personnel. The failure to recruit and retain key design engineers or other technical and management personnel could harm our business.

OUR ABILITY TO COMPETE SUCCESSFULLY WILL DEPEND, IN PART, ON OUR ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS.


    We rely on a combination of patents, trade secrets, copyrights, mask work rights, nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. Policing unauthorized use of our products, however, is difficult, especially in foreign countries. Litigation may continue to be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation could result in substantial costs and diversion of resources and could harm our business, operating results and financial condition regardless of the outcome of the litigation.


    We own 23 patents in the United States relating to our products and processes, and have filed for several more. In addition, we hold three patents in Europe, two patents in Germany and additional foreign patent applications have been filed in Europe, Japan, Taiwan and Canada. We cannot assure you that any pending patent application will be granted. Our operating results could be seriously harmed by the failure to protect our intellectual property.

IF WE ARE ACCUSED OF INFRINGING THE INTELLECTUAL PROPERTY RIGHTS OF OTHER PARTIES, WE MAY BECOME SUBJECT TO TIME-CONSUMING AND COSTLY LITIGATION. IF WE LOSE, WE COULD SUFFER A SIGNIFICANT IMPACT ON OUR BUSINESS AND BE FORCED TO PAY DAMAGES.

    Third parties may assert that our products infringe their proprietary rights, or may assert claims for indemnification resulting from infringement claims against us. Any such claims may cause us to delay or cancel shipment of our products or pay damages which could seriously harm our business, financial condition and results of operations. In addition, irrespective of the validity or the successful assertion of such claims, we could incur significant costs in defending against such claims.

    Over the past three years we were sued both by Atmel Corporation and Intel Corporation regarding patent infringement issues and by Winbond Electronics Corporation regarding our contractual relationship with them. Significant management time and financial resources have been devoted to defending these lawsuits. We settled with Intel in May 1999, with Winbond in October 2000, and the Atmel litigation is ongoing.


    In addition to the Atmel, Intel and Winbond actions, we receive from time to time letters or communications from other companies stating that such companies have patent rights which involve our products. Since the design of all of our products is based on SuperFlash technology, any legal finding that the use of our SuperFlash technology infringes the patent of another company would have a significantly negative effect on our entire product line and operating results. Furthermore, if such a finding were made, there can be no assurance that we could license the other company's technology on commercially reasonable terms or that we could successfully operate without such technology. Moreover, if we are found to infringe, we could be required to pay damages to the owner of the protected technology and could be prohibited from making, using, selling, or importing into the United States any products that infringe the protected technology. In addition, the management attention consumed by and legal cost associated with any litigation could harm our operating results.

    PUBLIC ANNOUNCEMENTS MAY HURT OUR STOCK PRICE. During the course of lawsuits there may be public announcements of the results of hearings, motions, and other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could harm the market price of our stock.


    OUR LITIGATION MAY BE EXPENSIVE, MAY BE PROTRACTED AND CONFIDENTIAL INFORMATION MAY BE COMPROMISED. Whether or not we are successful in our lawsuit with Atmel, we expect this litigation to consume substantial amounts of our financial and managerial resources. At any time Atmel may file additional claims against us, which could increase the risk, expense and duration of the litigation. Further, because of the substantial amount of discovery required in connection with this type of litigation, there is a risk that some of our confidential information could be compromised by disclosure.


OUR BUSINESS MAY SUFFER DUE TO RISKS ASSOCIATED WITH INTERNATIONAL SALES AND OPERATIONS.

    During 1997, 1998, 1999 and the six months ended June 30, 2000, our export product and licensing revenues accounted for approximately 87%, 93%, 89% and 85% of our net revenues, respectively. Our international business activities are subject to a number of risks, each of which could impose unexpected costs on us that would have an adverse effect on our operating results. These risks include:

    - difficulties in complying with regulatory requirements and standards;

    - tariffs and other trade barriers;

    - costs and risks of localizing products for foreign countries;

    - reliance on third parties to distribute our products;

    - longer accounts receivable payment cycles;

    - potentially adverse tax consequences;

    - limits on repatriation of earnings; and

    - burdens of complying with a wide variety of foreign laws.

    We derived 81% and 79% of our product revenue from Asia during 1999 and the six months ended June 30, 2000, respectively. Additionally, our major wafer suppliers and assembly and packaging subcontractors are all located in Asia. Any kind of economic, political or environmental instability in this region of the world could harm our operating results due to the large concentration of our production and sales activities in this region. For example, during 1997 and 1998, several Asian countries where we do business, such as Japan, Taiwan and Korea, experienced severe currency fluctuation and economic deflation, which negatively impacted our total revenues and also negatively impacted our ability to collect payments from these customers. During this period, the lack of capital in the financial sectors of these countries made it difficult for our customers to open letters of credit or other financial instruments that are guaranteed by foreign banks. Finally, the economic situation in this period exacerbated a decline in selling prices for our products as our competitors reduced product prices to generate needed cash.

    It should also be noted that we are greatly impacted by the political, economic and military conditions in Taiwan. Taiwan and China are continuously engaged in political disputes and both countries have conducted military exercises in or near the other's territorial waters and airspace. Such disputes may continue and even escalate, resulting in an economic embargo, a disruption in shipping or even military hostilities. Any of these events could delay production or shipment of our products. Any kind of activity of this nature or even rumors of such activity could harm our operations, revenues, operating results, and stock price.

BECAUSE A SMALL NUMBER OF CUSTOMERS HAVE ACCOUNTED FOR, AND ARE LIKELY TO CONTINUE TO ACCOUNT FOR, A SUBSTANTIAL PORTION OF OUR REVENUES, OUR REVENUES COULD DECLINE DUE TO THE LOSS OF ONE OF THESE CUSTOMERS.

    More than half of our revenues come from a small number of customers. For example, product sales to our top 10 customers accounted for approximately 62%, 66%, 57% and 46% of our product revenues for 1997, 1998, 1999 and the six months ended June 30, 2000, respectively. One customer accounted for 16% and 15% of product sales in 1997 and 1998. Another customer accounted for 11%, 12% and 11% of product sales in 1998, 1999 and the six months ended June 30, 2000, respectively. If we were to lose any of these customers or experience any substantial reduction in orders from these customers, our revenues and operating results would be harmed. In addition, the composition of our major customer base changes from year to year as the market demand for our customers' products change.

WE DO NOT TYPICALLY ENTER INTO LONG-TERM CONTRACTS WITH OUR CUSTOMERS, AND THE LOSS OF A MAJOR CUSTOMER COULD HARM OUR BUSINESS.

    We do not typically enter into long-term contracts with our customers, and we cannot be certain as to future order levels from our customers. When we do enter into a long-term contract, the contract is generally terminable at the convenience of the customer. An early termination by one of our major customers would likely harm our financial results as it is unlikely that we would be able to rapidly replace that revenue source.

CANCELLATIONS OR RESCHEDULING OF BACKLOG MAY RESULT IN LOWER FUTURE REVENUE AND HARM OUR BUSINESS.

    Due to possible customer changes in delivery schedules and cancellations of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. A reduction of backlog during any particular period, or the failure of our backlog to result in future revenue, could harm our business.

IF AN EARTHQUAKE OR OTHER NATURAL DISASTER STRIKES OUR MANUFACTURING FACILITY OR THOSE OF OUR SUPPLIERS, WE WOULD BE UNABLE TO MANUFACTURE OUR PRODUCTS FOR A SUBSTANTIAL AMOUNT OF TIME AND WE WOULD EXPERIENCE LOST REVENUES.

    Our corporate headquarters are located in California near major earthquake faults. In addition, some of our suppliers are located near fault lines. In the event of a major earthquake or other natural disaster near our headquarters, our operations could be harmed. Similarly, a major earthquake or other natural disaster near one or more of our major suppliers, like the one that occurred in Taiwan in

September 1999, could disrupt the operations of those suppliers, which could limit the supply of our products and harm our business.

WE DEPEND ON MANUFACTURERS' REPRESENTATIVES AND DISTRIBUTORS TO GENERATE A MAJORITY OF OUR REVENUES.

    We rely on manufacturers' representatives and distributors to sell our products and these entities could discontinue selling our products at any time. Two of our manufacturers' representatives are responsible for substantially all of our sales in Taiwan, which accounted for 28% of our product revenues during 1999 and for the six months ended June 30, 2000. One manufacturers' representative accounted for substantially all of our sales in China, including Hong Kong, during 1999 and the six months ended June 30, 2000, which accounted for 24% of our total product revenues for 1999 and the six months ended
June 30, 2000. The loss of any of these manufacturers' representatives, or any other significant manufacturers' representative or distributor could harm our operating results by impairing our ability to sell our products.

OUR GROWTH CONTINUES TO PLACE A SIGNIFICANT STRAIN ON OUR MANAGEMENT SYSTEMS AND RESOURCES AND IF WE FAIL TO MANAGE OUR GROWTH, OUR ABILITY TO MARKET AND SELL OUR PRODUCTS AND DEVELOP NEW PRODUCTS MAY BE HARMED.

    Our business is experiencing rapid growth which has strained our internal systems and will require us to continuously develop sophisticated information management systems in order to manage the business effectively. We are currently implementing a supply-chain management system and a vendor electronic data interface system. There is no guarantee that we will be able to implement these new systems in a timely fashion, that in themselves they will be adequate to address our expected growth, or that management will be able to foresee in a timely manner other infrastructure needs before they arise. Our success depends on the ability of our executive officers to effectively manage our growth. If we are unable to manage our growth effectively, our results of operations will be seriously harmed. If we fail to successfully implement new management information systems, our business may suffer severe inefficiencies that may harm the results of our operations.

IF WE COMPLETE THE CONCURRENT OFFERING OF CONVERTIBLE SUBORDINATED NOTES, WE WILL BE INCREASING OUR INDEBTEDNESS SUBSTANTIALLY.


    If we complete the sale of the notes, we will incur $150 million of additional indebtedness, $172.5 million if the underwriters' over-allotment option is exercised, increasing our ratio of debt to equity expressed as a percentage, from approximately 18% to approximately 45%, 50% if the underwriters' over-allotment option in the concurrent note offering is exercised, as of June 30, 2000, on an as adjusted basis giving effect to the concurrent sale of the notes and the sale of our common stock. We may incur substantial additional indebtedness in the future. The level of our indebtedness, among other things, could:


    - make it difficult for us to make payments on the notes which may harm our business;

    - make it difficult for us to obtain any necessary future financing for working capital, capital expenditures, debt service requirements or other purposes;

    - require us to dedicate a substantial portion of our expected cash flow from operations to service our indebtedness, which would reduce the amount of our expected cash flow available for other purposes, including working capital and capital expenditures;

    - limit our flexibility in planning for, or reacting to changes in our business; and

    - make us more vulnerable in the event of a downturn in our business.

There can be no assurance that we will be able to meet our debt service obligations, including our obligations under the notes.

                         RISKS RELATED TO OUR INDUSTRY

OUR SUCCESS IS DEPENDENT ON THE GROWTH AND STRENGTH OF THE FLASH MEMORY MARKET.

    All of our products, as well as all new products currently under design, are stand-alone flash memory devices or devices embedded with flash memory. A memory technology other than SuperFlash may be adopted as an industry standard. Our competitors are generally in a better financial and marketing position than we are from which to influence industry acceptance of a particular memory technology. In particular, a primary source of competition may come from alternative technologies such as FRAM devices if such technology is commercialized for higher density applications. To the extent our competitors are able to promote a technology other than SuperFlash as an industry standard, our business will be harmed.

THE SELLING PRICES FOR OUR PRODUCTS ARE EXTREMELY VOLATILE AND HAVE HISTORICALLY DECLINED. IN ADDITION, THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY COULD CREATE FLUCTUATIONS IN OUR OPERATING RESULTS, AS WE EXPERIENCED IN 1997 AND 1998.

    The semiconductor industry has historically been cyclical, characterized by wide fluctuations in product supply and demand. From time to time, the industry has also experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. Downturns of this type occurred in 1997 and 1998. These downturns have been characterized by diminished product demand, production over-capacity and accelerated decline of selling prices, and in some cases have lasted for more than a year. Our business could be harmed by industry-wide fluctuations in the future. The flash memory products portion of the semiconductor industry, from which we derived substantially all of our revenues in 1998, continued to suffer from excess capacity in 1998, which resulted in greater than normal price declines in our markets, which unfavorably impacted our revenues, gross margins and profitability. While these conditions have improved in recent periods, if they were to resume our growth and operating results would be harmed.

THERE IS SEASONALITY IN OUR BUSINESS AND IF WE FAIL TO CONTINUE TO INTRODUCE NEW PRODUCTS THIS SEASONALITY MAY BECOME MORE PRONOUNCED.

    Sales of our products in the consumer electronics applications market are subject to seasonality. As a result, sales of these products are impacted by seasonal purchasing patterns with higher sales generally occurring in the second half of each year. In 1998 and 1999 this seasonality was partially offset by the introduction of new products as we continued to diversify our product offerings. If we fail to continue to introduce new products, our business may suffer and the seasonality of a portion of our sales may become more pronounced.

                         RISKS RELATED TO THIS OFFERING

WE EXPECT THE PRICE OF OUR COMMON STOCK TO BE HIGHLY VOLATILE AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

    Our common stock is quoted for trading on The Nasdaq Stock Market's National Market. The market price for our common stock may continue to be highly volatile for a number of reasons including:

    - fluctuations in our quarterly or yearly operating results;

    - our status as a technology company;

    - the rapid pace of technological change;

    - the uncertainty of our business transactions;

    - the contents of news, security analyst reports or other information forums;

    - changes in earnings estimates by analysts;

    - market conditions in the industry;

    - announcements by competitors;

    - the status of our litigation;

    - regulatory actions;

    - general economic conditions; and

    - broad market trends unrelated to our performance.

    In addition, stock prices for many technology companies fluctuate widely for reasons which may be unrelated to operating results. These fluctuations, as well as general economic, market and political conditions such as recessions or military conflicts, may harm the market price of our common stock.

WE HAVE IMPLEMENTED SOME ANTI-TAKEOVER PROVISIONS, INCLUDING A SHAREHOLDER RIGHTS PLAN, THAT MAY PREVENT OR DELAY AN ACQUISITION OF US THAT MIGHT BE BENEFICIAL TO OUR SHAREHOLDERS.

    Provisions of our amended and restated articles of incorporation and bylaws, as well as provisions of California law, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions include:

    - the ability of our board of directors to issue without shareholder approval "blank check" preferred stock to increase the number of outstanding shares and thwart a takeover attempt;

    - limitations on who may call special meetings of shareholders;

    - prohibitions of shareholder action by written consent, thereby requiring all shareholder actions to be taken at a meeting of our shareholders; and

    - advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by shareholders at shareholder meetings.

In May 1999, our board of directors adopted a share purchase rights plan, commonly referred to as a "poison pill." In addition, the terms of our stock option plans may discourage, delay or prevent a change in our control.

                                USE OF PROCEEDS


    The net proceeds we will receive from the sale of 5,000,000 shares of common stock in this offering will be approximately $118.3 million, or $136.2 million if the underwriters' over-allotment option is exercised in full, at an assumed public offering price of $25.1875 and after deducting estimated underwriting discounts and commissions and estimated offering expenses.


    We intend to use the proceeds of this offering primarily for working capital and general corporate purposes. In addition, we may use a portion of the net proceeds to acquire businesses or technologies. We are currently investigating arrangements that could provide us with additional long-term wafer production capacity. These arrangements could involve the formation of joint ventures with leading technology companies. Such arrangements would likely involve a substantial capital commitment by us. No agreements or understandings are presently in effect with respect to these arrangements. Pending such uses, we expect to invest the net proceeds in short-term, interest-bearing, investment grade securities.

                                 CAPITALIZATION

    The following table sets forth the following information:

    - our actual capitalization as of June 30, 2000;


    - the as adjusted data gives effect to the net proceeds from the sale of 5,000,000 shares of common stock in this offering at an assumed public offering price of $25.1875 per share after deducting estimated underwriting discounts and commissions and estimated offering expenses; and



    - the as further adjusted data gives effect to the net proceeds from the sale of 5,000,000 shares of common stock offered in this offering at an assumed public offering price of $25.1875 per share and the net proceeds from the concurrent convertible subordinated note offering of $150 million aggregate principal amount, due 2005, in each case, after deducting estimated underwriting discounts and commissions and estimated offering expenses. Completion of the convertible subordinated note offering is not a condition to this offering.



                                                                        AS OF JUNE 30, 2000
                                                              ---------------------------------------
                                                                                               AS
                                                                                            FURTHER
                                                                ACTUAL      AS ADJUSTED     ADJUSTED
                                                              ----------   -------------   ----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Cash and cash equivalents...................................   $170,632        $288,958     $434,358
                                                               ========        ========     ========
Long-term obligations, net of current portion...............        364             364      145,314
                                                               --------        --------     --------
Shareholders' equity:
  Preferred stock, no par value; 7,000,000 shares
    authorized, series A junior participating preferred
    stock, no par value; 450,000 shares designated, no
    shares issued and outstanding (actual, as adjusted and
    as further adjusted)....................................         --              --           --
  Common stock, no par value; 250,000,000 shares authorized,
    89,202,000 shares issued and outstanding (actual);
    94,202,000 shares issued and outstanding (as adjusted
    and as further adjusted)................................    324,968         443,294      443,744
  Accumulated other comprehensive income....................         56              56           56
  Retained earnings.........................................     12,625          12,625       12,625
                                                               --------        --------     --------
    Total shareholders' equity..............................    337,649         455,975      456,425
                                                               --------        --------     --------
    Total capitalization....................................   $338,013        $456,339     $601,739
                                                               ========        ========     ========


    The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of June 30, 2000, and excludes:

    - 10,066,000 shares subject to options outstanding as of June 30, 2000, at a weighted average exercise price of $4.723 per share;

    - 4,696,000 additional shares that we could issue under our stock option plans;

    - 1,771,000 shares that we could issue under our employee stock purchase plan; and

    - shares of common stock issuable upon the conversion of the convertible subordinated notes offered for sale concurrently with this offering.

    The above data has been retroactively adjusted, as appropriate, to reflect a 3-for-1 stock split which was effected in August 2000.

                                    DILUTION



    The pro forma net tangible book value of our common stock on June 30, 2000 was approximately $335.1 million, or approximately $3.76 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities divided by the number of shares of common stock outstanding as of June 30, 2000. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately afterwards. Assuming our sale of 5,000,000 shares of common stock offered by this prospectus at an assumed public offering price of $25.1875 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value at June 30, 2000 would have been approximate $453.4 million or $4.81 per share. This represents an immediate decrease in net tangible book value of $20.38 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution:



Public offering price per share.............................              $25.19
  Pro forma net tangible book value per share at June 30,
    2000....................................................   $ 3.76
  Increase per share attributable to new investors..........     1.05
                                                               ------
Pro forma as adjusted net tangible book value per share
  after this offering.......................................                4.81
                                                                          ------
Dilution per share to new investors.........................              $20.38
                                                                          ======



    The share amounts in the table above are based on 89,202,000 shares of common stock outstanding as of June 30, 2000. The table excludes:



    - 10,066,000 shares subject to options outstanding as of June 30, 2000, at a weighted average exercise price of $4.723 per share;



    - 4,696,000 additional shares that we could issue under our stock option plans;



    - 1,771,000 shares that we could issue under our employee stock purchase plan; and



    - shares of common stock issuable upon the conversion of the convertible subordinated notes offered for sale concurrently with this offering.



    The above data has been retroactively adjusted, as appropriate, to reflect a 3-for-1 stock split which was effected in August 2000.



    The exercise of outstanding options having an exercise price less than the assumed public offering price would increase the dilutive effect to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes thereto incorporated by reference in this prospectus. The statements of operations data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data at December 31, 1998 and 1999 are derived from, and should be read in conjunction with, the audited consolidated financial statements and notes thereto incorporated by reference in this prospectus. The statements of operations data for the year ended December 31, 1995 and 1996 and the balance sheet data at December 31, 1995, 1996 and 1997 are derived from audited financial statements not included in this prospectus. The statements of operations data for the six months ended June 30, 1999 and 2000 and the balance sheet data at June 30, 2000 are derived from our Quarterly Report on Form 10-Q for quarterly period ended June 30, 2000 that is incorporated by reference in this prospectus. The balance sheet data of June 30, 1999 are derived from our Quarterly Report on Form 10-Q for quarterly period ended June 30, 1999 that is not included in this prospectus. On June 16, 2000 our board of directors approved a 3-for-1 stock split, in the form of a stock dividend, which was payable on August 11, 2000 to all shareholders of record on July 28, 2000. The following selected consolidated financial data have been retroactively adjusted, as appropriate, to reflect this 3-for-1 stock split. The results of operations are not necessarily indicative of the results to be expected for future periods.


                                                                                                SIX MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                       JUNE 30,
                                        ----------------------------------------------------   -------------------
                                          1995       1996       1997       1998     1999(2)    1999(2)      2000
                                        --------   --------   --------   --------   --------   --------   --------
                                                                                                   (UNAUDITED)
CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA:
Net Revenues:
  Product revenues....................  $38,283    $90,638    $ 73,796   $ 66,875   $118,242   $ 38,226   $163,889
  License revenues....................    1,245      2,652       1,526      2,536      6,552      3,093      1,611
                                        -------    -------    --------   --------   --------   --------   --------
    Total net revenues................   39,528     93,290      75,322     69,411    124,794     41,319    165,500
Cost of revenues......................   26,360     59,494      62,747     62,703     94,652     35,004     93,559
                                        -------    -------    --------   --------   --------   --------   --------
Gross profit..........................   13,168     33,796      12,575      6,708     30,142      6,315     71,941
                                        -------    -------    --------   --------   --------   --------   --------
Operating expenses:
  Research and development............    4,058      6,948       8,744     14,527     18,199      9,213     17,257
  Sales and marketing.................    2,455      5,292       6,587      7,290     10,576      4,465     10,503
  General and administrative..........    1,464      3,370       9,479      4,592      3,800      1,245      6,319
  In-process research and
    development.......................       --         --          --         --      2,011      2,011         --
                                        -------    -------    --------   --------   --------   --------   --------
    Total operating expenses..........    7,977     15,610      24,810     26,409     34,586     16,934     34,079
                                        -------    -------    --------   --------   --------   --------   --------
Income (loss) from operations.........    5,191     18,186     (12,235)   (19,701)    (4,444)   (10,619)    37,862
Income and other income, net..........      517      1,763       2,146      1,573        730        513      3,100
Interest expense......................     (273)        --          --        (31)      (214)       (36)      (545)
                                        -------    -------    --------   --------   --------   --------   --------
Income (loss) before provision for
  (benefit from) income taxes.........    5,435     19,949     (10,089)   (18,159)    (3,928)   (10,142)    40,417
Provision for (benefit from) income
  taxes...............................     (594)     7,598      (3,165)      (571)        88         65      8,237
                                        -------    -------    --------   --------   --------   --------   --------
Net income (loss).....................  $ 6,029    $12,351    $ (6,924)  $(17,588)  $ (4,016)  $(10,207)  $ 32,180
                                        =======    =======    ========   ========   ========   ========   ========
Net income (loss) per share--basic....  $  0.23    $  0.18    $  (0.10)  $  (0.26)  $  (0.06)  $  (0.15)  $   0.39
                                        =======    =======    ========   ========   ========   ========   ========
Net income (loss) per
  share--diluted......................  $  0.11    $  0.16    $  (0.10)  $  (0.26)  $  (0.06)  $  (0.15)  $   0.36
                                        =======    =======    ========   ========   ========   ========   ========
Shares used in computing net income
  (loss) per share--basic.............   25,899     68,916      69,498     68,874     72,177     70,275     82,530
                                        =======    =======    ========   ========   ========   ========   ========
Shares used in computing net income
  (loss) per share--diluted...........   56,322     75,342      69,498     68,874     72,177     70,275     90,444
                                        =======    =======    ========   ========   ========   ========   ========

                                                                                            SIX MONTHS ENDED
                                                  YEAR ENDED DECEMBER 31,                       JUNE 30,
                                    ----------------------------------------------------   -------------------
                                      1995       1996       1997       1998     1999(2)    1999(2)      2000
                                    --------   --------   --------   --------   --------   --------   --------
                                                                                               (UNAUDITED)
BALANCE SHEET DATA:
Total assets......................  $66,403    $80,914    $ 82,539   $ 56,138   $ 88,806   $ 64,157   $399,569
                                    =======    =======    ========   ========   ========   ========   ========
Long-term obligations.............  $    76    $    71    $     66   $    663   $    446   $    587   $    364
                                    =======    =======    ========   ========   ========   ========   ========
Shareholders' equity..............  $52,172    $64,788    $ 55,889   $ 38,030   $ 41,015   $ 33,573   $337,649
                                    =======    =======    ========   ========   ========   ========   ========

OTHER DATA:
Ratio of earnings to fixed
  charges(1)......................    16.9x     134.0x          --         --         --         --      48.6x
                                    =======    =======    ========   ========   ========   ========   ========

------------------------

(1) The computation of the ratios of earnings to fixed charges included us and our consolidated subsidiaries. Ratio of earnings to fixed charges is computed by dividing (a) earnings before taxes adjusted for fixed charges by
    (b) fixed charges, which includes interest expense plus the portion of interest expense under operating leases deemed by us to be representative of an appropriate interest factor, plus amortization of debt issuance costs. In 1997, 1998 and 1999, earnings were inadequate to cover fixed charges by $10.1 million, $18.2 million and $3.9 million. In the six months ended
    June 30, 1999, earnings were inadequate to cover fixed charges by $10.1 million.

(2) In June 1999, we completed the acquisition of Linvex Technology, Corp. The acquisition was accounted for using the purchase method of accounting. The amount of the purchase price allocated to in-process research and development of $2.0 million was expensed at the acquisition date.

                                  UNDERWRITING


    Under the terms and subject to the conditions contained in an underwriting
agreement dated            , 2000, we have agreed to sell to the underwriters
named below, for whom Credit Suisse First Boston Corporation, Lehman Brothers Inc., Chase Securities Inc. and C.E. Unterberg, Towbin are acting as representatives, the following respective numbers of shares of common stock:



                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
Credit Suisse First Boston Corporation......................
Lehman Brothers Inc.........................................
Chase Securities Inc........................................
C.E. Unterberg, Towbin......................................

                                                              ---------
  Total.....................................................  5,000,000
                                                              =========


    The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

    We have granted the underwriters a 30-day option to purchase on a pro-rata
basis up to         additional shares from us at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

    The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $    per share. The
underwriters and selling group members may allow a discount of $    per share on
sales to other broker/dealers. After the public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

    The following table summarizes the compensation and estimated expenses we will pay.

                                                    PER SHARE                           TOTAL
                                         -------------------------------   -------------------------------
                                            WITHOUT            WITH           WITHOUT            WITH
                                         OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                         --------------   --------------   --------------   --------------
Underwriting discounts and commissions
payable by SST.........................      $                $             $                $
Expenses payable by SST................      $                $             $                $

    We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options and rights to purchase shares of our common stock under our employment benefit plans and the
sale of   % convertible subordinated notes due 2005, if any, in the concurrent
offering and issuances of shares of common stock upon the conversion of the   %
convertible subordinated notes due 2005.

    Our officers and directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except that each of our officers and directors may sell up to 30,000 of their shares without consent.

    We have agreed to indemnify the underwriters against liabilities under the Securities Act or contribute to payments which the underwriters may be required to make in that respect.

    Our common stock is traded on The Nasdaq National Market under the symbol "SSTI."

    In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

    - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

    - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

    - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

    - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

    - In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Stock Market's National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

    By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

    - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

    - where required by law, that the purchaser is purchasing as principal and not as agent, and

    - the purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

    All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

    A purchaser of common stock to whom the SECURITIES ACT (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser pursuant to this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

    Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

    The validity of the shares of common stock being sold in this offering will be passed upon for us by Cooley Godward LLP, Palo Alto, California. The underwriters have been represented by Davis Polk & Wardwell, Menlo Park, California.

                                    EXPERTS


    The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


                      WHERE YOU CAN FIND MORE INFORMATION


    We have filed with the Securities and Exchange Commission a registration statement, which term shall include any amendment to the registration statement, on Form S-3 under the Securities Act of 1933 with respect to the shares of common stock offered by our company. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. We file proxy statements and annual, quarterly and special reports and other information with the SEC. You can inspect and copy the registration statement as well as the reports, proxy statements and other information we have filed with the SEC without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, DC 20549, and the SEC's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center,
13th Floor, New York, New York 10048, and copies of all or any part of the registration statement may be obtained from the SEC upon the payment of fees prescribed by it. The SEC maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it. Our common stock is listed on the Nasdaq National Market, and you may also inspect copies of these reports, proxy statements and other information at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, DC 20006.

                     INFORMATION INCORPORATED BY REFERENCE

    The SEC allows us to "incorporate by reference" our publicly filed documents into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information included in those documents is considered part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we later file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

    The following documents filed with the SEC are incorporated by reference in this prospectus:

        1. Our Annual Report on Form 10-K for the year ended December 31, 1999, filed with the SEC on February 24, 2000, as amended by our Amended Annual Report on Form 10-K/A for the year ended December 31, 1999, filed with the SEC on April 28, 2000.

        2.  Our Proxy Statement filed with the SEC on May 11, 2000.

        3. Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000, filed with the SEC on May 15, 2000.

        4. Our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000, filed with the SEC on August 7, 2000.


        5. Our Current Report on Form 8-K dated October 1, 2000, filed with the SEC on October 3, 2000.



        6. The description of our common stock in our registration statement on Form 8-A filed with the SEC on October 5, 1995, including any amendments or reports filed for the purpose of updating such description.



        7. All of the filings pursuant to the Securities Exchange Act after the date of filing of the original registration statement and prior to the effectiveness of the registration statement.


    We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents. You should direct any requests for documents to Investor Relations, 1171 Sonora Court, Sunnyvale, California 94086,
telephone: (408) 735-9110.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "we believe," "we intend" and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus.

    Because the risk factors in this prospectus could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

                                   [SST LOGO]

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered hereby. All amounts are estimates except the Securities and Exchange Commission registration fee and the NASD filing fee.

Securities and Exchange Commission registration fee.........  $   40,512
NASD filing fee.............................................      15,845
Nasdaq National Market additional listing fee...............      17,500
Accounting fees and expenses................................     200,000
Legal fees and expenses.....................................     500,000
Printing and engraving......................................     200,000
Blue sky fees and expenses..................................       5,000
Transfer agent fees and expenses............................      15,000
Miscellaneous...............................................       6,143
                                                              ----------
  Total.....................................................  $1,000,000
                                                              ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 317 of the California Corporations Code allows for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. Article V of our articles of incorporation and Article X of our bylaws provide for indemnification of our directors, officers, employees and other agents to the extent and under the circumstances permitted by the California Corporations Code. Our articles of incorporation further provides that we must indemnify our directors and executive officers and may indemnify our other officers and employees and agents to the fullest extent permitted by California law. We believe that indemnification under our articles of incorporation covers negligence and gross negligence on the part of indemnified parties.

    We have entered into indemnification agreements with each of our directors and officers. These agreements, among other things, require us to indemnify each director and officer for certain expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of SST, arising out of person's services as our director or officer, any subsidiary of ours or any other company or enterprise to which the person provides services at our request.

    The Underwriting Agreement (Exhibit 1.1) will provide for indemnification by the underwriters of SST, our directors, our officers who sign the Registration Statement, and our controlling persons for some liabilities, including liabilities arising under the Securities Act.

ITEM 16. EXHIBITS


       EXHIBIT
       NUMBER                             DESCRIPTION OF DOCUMENT
---------------------   ------------------------------------------------------------
         1.1*           Form of Underwriting Agreement.

         5.1+           Opinion of Cooley Godward LLP.

        12.1+           Computation of Ratio of Earnings to Fixed Charges.

        23.1 Consent of PricewaterhouseCoopers LLP, independent accountants.

        23.2+           Consent of Cooley Godward LLP. See Exhibit 5.1.

        24.1+           Power of Attorney.


------------------------


       +   Previously filed.


       *   To be filed by amendment.

ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes:

        (1) That for purposes of determining any liability under the Securities Act, the information omitted from the form of this prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) That for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 15 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Sunnyvale, state of California, on October 3, 2000.


                                SILICON STORAGE TECHNOLOGY, INC.

                                By:  /s/ BING YEH
                                     -----------------------------------------
                                     Bing Yeh
                                     President and Chief Executive Officer


    In accordance with the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates stated:



             SIGNATURE                              TITLE                         DATE
             ---------                              -----                         ----
/s/ BING YEH                          President, Chief Executive Officer    October 3, 2000
------------------------------------    and Director (PRINCIPAL
Bing Yeh                                EXECUTIVE OFFICER)

/s/ JEFFREY L. GARON                  Vice President Finance &              October 3, 2000
------------------------------------    Administration, Chief Financial
Jeffrey L. Garon                        Officer and Secretary (PRINCIPAL
                                        FINANCIAL AND
                                        ACCOUNTING OFFICER)

/s/ YAW WEN HU*                       Senior Vice President, Operations     October 3, 2000
------------------------------------    and Process Development and
Yaw Wen Hu                              Director

/s/ TSUYOSHI TAIRA*                   Director                              October 3, 2000
------------------------------------
Tsuyoshi Taira

/s/ RONALD CHWANG*                    Director                              October 3, 2000
------------------------------------
Ronald Chwang

                                      Director
------------------------------------
Yasushi Chikagami



*By:  /s/ BING YEH
      ------------------------------
      Bing Yeh                                                              October 3, 2000
      ATTORNEY-IN-FACT

                                    EXHIBITS


       EXHIBIT
       NUMBER                             DESCRIPTION OF DOCUMENT
---------------------   ------------------------------------------------------------
         1.1*           Form of Underwriting Agreement.

         5.1+           Opinion of Cooley Godward LLP.

        12.1+           Computation of Ratio of Earnings to Fixed Charges.

        23.1 Consent of PricewaterhouseCoopers LLP, independent accountants.

        23.2+           Consent of Cooley Godward LLP. See Exhibit 5.1.

        24.1+           Power of Attorney.


------------------------


+   Previously filed.


*   To be filed by amendment.